SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Magellan Midstream Partners, L.P.

(formerly Williams Energy Partners L.P.)

(Name of Issuer)

Common Units, representing limited partner interests, no par value

(Title of Class of Securities)

559080106 (formerly 969491109)

(CUSIP Number)

Lonny E. Townsend

Magellan Midstream Holdings, L.P.

One Williams Center, P.O. Box 22186

Tulsa, OK 74121-2186

(918) 574-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559080106	13D/A	Page 2 of 24 Pages

1	Name of Reporting Person MAGELLAN MIDSTREAM HOLDINGS, L.P.

2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒

3	SEC use only

4	Source of Funds BK, AF/OO (Contribution from partners)

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 14,590,312* 8 Shared Voting Power 0 9 Sole Dispositive Power 14,590,312* 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 14,590,312*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11) 53.7%*

14	Type of Reporting Person PN (Limited Partnership)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 3 of 24 Pages

1	Name of Reporting Person MAGELLAN MIDSTREAM MANAGEMENT, LLC

2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒

3	SEC use only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 14,590,312* 8 Shared Voting Power 0 9 Sole Dispositive Power 14,590,312* 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 14,590,312*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11) 53.7%*

14	Type of Reporting Person OO (Limited Liability Company)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 4 of 24 Pages

1	Name of Reporting Person CARLYLE/RIVERSTONE MLP HOLDINGS, L.P.

2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒

3	SEC use only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 14,590,312* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 14,590,312*

11	Aggregate Amount Beneficially Owned by each Reporting Person 14,590,312*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11) 53.7%*

14	Type of Reporting Person PN (Limited Partnership)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 5 of 24 Pages

1	Name of Reporting Person CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.

2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒

3	SEC use only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 14,590,312* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 14,590,312*

11	Aggregate Amount Beneficially Owned by each Reporting Person 14,590,312*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11) 53.7%*

14	Type of Reporting Person PN (Limited Partnership)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 6 of 24 Pages

1	Name of Reporting Person C/R ENERGY GP II, LLC

2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒

3	SEC use only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 14,590,312* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 14,590,312*

11	Aggregate Amount Beneficially Owned by each Reporting Person 14,590,312*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11) 53.7%*

14	Type of Reporting Person OO (Limited Liability Company)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 7 of 24 Pages

1	Name of Reporting Person RIVERSTONE HOLDINGS, LLC

2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒

3	SEC use only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 14,590,312* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 14,590,312*

11	Aggregate Amount Beneficially Owned by each Reporting Person 14,590,312*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11) 53.7%*

14	Type of Reporting Person OO (Limited Liability Company)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 8 of 24 Pages

1	Name of Reporting Person CARLYLE INVESTMENT MANAGEMENT, L.L.C.

2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒

3	SEC use only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 14,590,312* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 14,590,312*

11	Aggregate Amount Beneficially Owned by each Reporting Person 14,590,312*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11) 53.7%*

14	Type of Reporting Person IA, OO (Limited Liability Company)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 9 of 24 Pages

1	Name of Reporting Person TC GROUP, L.L.C.

2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒

3	SEC use only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 14,590,312* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 14,590,312*

11	Aggregate Amount Beneficially Owned by each Reporting Person 14,590,312*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11) 53.7%*

14	Type of Reporting Person OO (Limited Liability Company)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 10 of 24 Pages

1	Name of Reporting Person TCG HOLDINGS, L.L.C.

2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒

3	SEC use only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 14,590,312* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 14,590,312*

11	Aggregate Amount Beneficially Owned by each Reporting Person 14,590,312*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11) 53.7%*

14	Type of Reporting Person OO (Limited Liability Company)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 11 of 24 Pages

1	Name of Reporting Person MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒

3	SEC use only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 14,590,312* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 14,590,312*

11	Aggregate Amount Beneficially Owned by each Reporting Person 14,590,312*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11) 53.7%*

14	Type of Reporting Person PN (Limited Partnership)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 12 of 24 Pages

1	Name of Reporting Person MADISON DEARBORN PARTNERS IV, L.P.

2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒

3	SEC use only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 14,590,312* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 14,590,312*

11	Aggregate Amount Beneficially Owned by each Reporting Person 14,590,312*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11) 53.7%*

14	Type of Reporting Person PN (Limited Partnership)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 13 of 24 Pages

1	Name of Reporting Person MADISON DEARBORN PARTNERS, L.L.C.

2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒

3	SEC use only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 14,590,312* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 14,590,312*

11	Aggregate Amount Beneficially Owned by each Reporting Person 14,590,312*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11) 53.7%*

14	Type of Reporting Person OO (Limited Liability Company)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

THIS AMENDMENT NO. 1 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 27, 2003. THE TEXT OF THE SCHEDULE 13D AND THE SCHEDULE THERETO ARE HEREBY AMENDED AS FOLLOWS TO REFLECT THE CONVERSION OF 7,830,924 CLASS B COMMON UNITS INTO AN EQUAL NUMBER OF COMMON UNITS AND NAME CHANGES OF CERTAIN ENTITIES DISCUSSED HEREIN:

Item 1.	Security and Issuer.

Item 1 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units (the “Common Units”) of Magellan Midstream Partners, L.P. (formerly Williams Energy Partners L.P.), a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at One Williams Center, Tulsa, OK 74172. The total number of Common Units reported as beneficially owned in this Schedule 13D is 14,590,312, which constitutes approximately 53.7% of the total number of Common Units outstanding. This number and percentage includes subordinated units (the “Subordinated Units”), which are convertible on a one-to-one basis into Common Units as described in Item 6. The beneficial ownership reported in this Schedule 13D assumes that at December 1, 2003 there were 21,510,618 Common Units outstanding and 5,679,694 Subordinated Units outstanding. The Common Units and Subordinated Units each represent limited partner interests in the Issuer.

Item 2.	Identity and Background.

Subsections (a)(i) and (a)(ii) of Item 2 are hereby amended by deleting the text thereof in its entirety and replacing it with the following:

(a)	(i)	Magellan Midstream Holdings, L.P. (formerly WEG Acquisitions, L.P.), a Delaware limited partnership (“Buyer”);

	(ii)	Magellan Midstream Management, LLC (formerly WEG Acquisition Management, LLC), a Delaware limited liability company (the “Buyer GP,” and collectively with Buyer, the “Buyer Entities”);

Subsection (b)(i) of Item 2 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

(b)	(i)	The address of the principal business office of each of the Buyer Entities is as follows:

c/o Magellan Midstream Holdings, L.P. One Williams Center Tulsa, Oklahoma 74172

Subsection (c)(i) of Item 2 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

(c)	(i)	The Buyer was formed to purchase the Common Units, the class B common units (the “Class B Units”), and the Subordinated Units and the general partner of the Issuer, and Buyer is the sole record owner of the Common Units, including the underlying Subordinated Units, reported as beneficially owned in this Schedule 13D. Buyer GP was formed to be the general partner of the Buyer.

Item 3.	Source and Amount of Funds or Other Consideration.

The first paragraph of Item 3 is hereby amended by deleting the words “WEG GP LLC” and replacing them with “Magellan GP, LLC (formerly WEG GP LLC)”.

Subsection (i) of Item 3 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

(i)	a second payment made on August 18, 2003 of approximately $1.9 million based on $0.78 per unit, the amount of the quarterly cash distribution for the second quarter of 2003;

Item 4.	Purpose of Transaction.

Subsections (a)(i) and (a)(iii) of Item 4 are hereby amended by deleting the text thereof in its entirety and replacing it with the following:

(a)	(i)	Subject to the terms and conditions of the Second Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “Issuer Partnership Agreement”), the Issuer GP and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933, as amended (the “Securities Act”) and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission. The Buyer exercised such right and requested the Issuer to file a registration statement (the “Resale Shelf”) to register all of the Common Units (including Common Units issuable upon the Conversion of the Class B Units and Subordinated Units), Class B Units and Subordinated Units owned by Buyer for resale to the public. The Buyer may sell units so registered from time to time in the future. On October 16, 2003, such Resale Shelf was filed by the Issuer. On November 3, 2003 the Resale Shelf was declared effective by the Securities and Exchange Commission (the “SEC”). The timing and amount of Buyer’s resales of Common Units pursuant to the Resale Shelf will be subject to market conditions, compliance with applicable legal requirements and such other factors as the Buyer may deem relevant.

(iii)	As provided in the Issuer Partnership Agreement, the Buyer requested that the Issuer seek unitholder approval for the conversion of the Class B Units into Common Units. On November 21, 2003, such unitholder approval was obtained and on December 1, 2003, the Buyer tendered and converted all of its Class B Units into Common Units.

Subsection (d) of Item 4 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

(d)	It was a condition to the Closing that designees or nominees of the Buyer constitute a majority of the members of the board of directors of the Issuer GP. One director resigned on April 22, 2003, and was not replaced until after the Closing. Of the remaining six directors, five resigned effective immediately prior to or upon the Closing. The sixth director, Don R. Wellendorf, the President and Chief Executive Officer of the Issuer GP, continues to serve as a director of the Issuer GP. Four of the six vacancies created by these resignations were filled at the Closing through the appointment of individuals affiliated with the MDP Entities and certain of the C/R Entities. In addition, on July 21, 2003, Mark G. Papa, an independent director as defined by the NYSE and the SEC, was appointed to the board of directors of Issuer GP. On November 7, 2003, at the annual meeting of Unitholders, one of the directors affiliated with the MDP Entities and one of the directors affiliated the C/R Entities were re-elected to the board of directors of Issuer GP. On November 21, 2003, the board of directors elected James R. Montague as an independent board member. As soon as practicable, the Issuer GP intends to expand the size of the board to eight members and appoint one additional director who satisfies the “independence” requirements of the NYSE and the SEC. Most of the pre-Acquisition executive officers of the Issuer GP have continued in those capacities following the Acquisition.

Item 5.	Interest in Securities of the Issuer.

Subsection (a)-(b)(i) to Item 5 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

(a)-(b)	(i)	Buyer is the sole record owner of, and has the sole power to vote and dispose of 8,910,618 Common Units, and 5,679,694 Subordinated Units which are convertible into an equal number of Common Units, representing, on an as-converted basis, an aggregate 14,590,312 Common Units (53.7%).

Subsection (c) to Item 5 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

(c)	The information with respect to the conversion of the Class B Units into Common Units set forth in subsection (a)(iii) to Item 4 of this Schedule 13D is hereby incorporated herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The section of Item 6 titled “Issuer Partnership Agreement,” is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

Issuer Partnership Agreement

Pursuant to the terms of the Issuer Partnership Agreement, one quarter of the Subordinated Units may convert to Common Units on a one-for-one basis after December 31, 2003 if the Issuer meets the conversion tests set forth in the Issuer Partnership Agreement. It is anticipated that the Issuer will meet the first early conversion test, resulting in the conversion of one-quarter of its outstanding Subordinated Units into Common Units in early 2004. If the Issuer GP is removed in certain circumstances, all of the Subordinated Units will convert automatically into an equal number of Common Units. Under the terms of the Issuer Partnership Agreement, the Subordinated Units generally count as one-half of a unit and are entitled to one-half of a vote on each matter with respect to which the Common Units are entitled to vote. Depending on the matter subject to a vote, the Subordinated Units vote either as a separate class from the Common Units or as part of a single class with the Common Units.

The Issuer Partnership Agreement additionally contains various provisions with respect to the units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.

The section of Item 6 titled “Credit Agreement,” is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

Credit Agreement

The information set forth in Item 3 and subparagraph (ii) of subparagraph (d) of Item 5 of this Schedule 13D is hereby incorporated herein. Pursuant to Sections 5.11 and 5.12 of the Credit Agreement, attached here to as Exhibit D, the Buyer is obligated to promptly exercise its rights under the Issuer Partnership Agreement to have a vote to approve conversion of the Class B Units into Common Units, which vote occurred on November 21, 2003, and to cause registration under the Securities Act of 1933 of (i) the Common Units, (ii) the Class B Units and, in certain circumstances, (iii) the Subordinated Units, in each case as acquired by Buyer in the Acquisition or subsequently acquired by Buyer through conversion of the Class B Units or the Subordinated Units. The Resale Shelf has been filed for this purpose and was declared effective by the SEC on November 3, 2003. The units have been pledged as collateral under the Credit Agreement.

Item 7.	Material to be filed as Exhibits.

Item 7 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

Exhibit A —	Joint Filing Agreement (previously filed as Exhibit A to Schedule 13D on June 27, 2003).

Exhibit B —	Purchase Agreement dated as of April 18, 2003 (filed as Exhibit 99.2 to the Issuer’s Form 8-K filed April 21, 2003).

Exhibit C —	Amendment No. 1, dated as of May 5, 2003, to the Purchase Agreement (filed as Exhibit 99.1 to the Issuer’s Form 8-K filed June 17, 2003).

Exhibit D —	Credit Agreement (previously filed as Exhibit D to Schedule 13D on June 27, 2003).

Exhibit E —	Second Amended and Restated Agreement of Limited Partnership of the Issuer dated September 30, 2002 (filed as Exhibit 10.3 to the Issuer’s Form 10-Q filed November 14, 2002).

Exhibit F —	Amendment No. 1 to Second Amended and Restated Agreement of Limited Partnership of the Issuer, dated November 15, 2002 (filed as Exhibit 3.1 to the Issuer’s Form 8-K filed November 19, 2002).

Exhibit G —	Amendment No. 2 to Second Amended and Restated Agreement of Limited Partnership of the Issuer, dated November 15, 2002 (filed as Exhibit 3.2 to the Issuer’s Form 8-K filed November 19, 2002).

Exhibit H —	Limited Liability Company Agreement of the Issuer GP, dated November 15, 2002 (filed as Exhibit 3.3 to the Issuer’s Form 8-K filed November 19, 2002).

Exhibit I —	First Amendment to Limited Liability Company Agreement of the Issuer GP, dated March 3, 2003 (filed as Exhibit 3(h) to the Issuer’s Form 10-K filed March 21, 2003).

Exhibit J —	Second Amendment to Limited Liability Company Agreement of the Issuer GP, dated as of June 17, 2003 (filed as Exhibit 3.1 to the Issuer’s Form 8-K filed June 17, 2003).

Exhibit K —	Third Amendment to Limited Liability Company Agreement of Issuer GP LLC, dated as of June 17, 2003 (filed as Exhibit 3.2 to the Issuer’s Form 8-K filed June 17, 2003).

Exhibit L —	New Omnibus Agreement (filed as Exhibit 10.3 to the Issuer’s Form 8-K filed June 17, 2003).

Exhibit M —	Registration Statement on Form S-3 (file No. 333-109732) (filed by the Issuer on October 16, 2003).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: December 1, 2003

MAGELLAN MIDSTREAM HOLDINGS, L.P.

By:	Magellan Midstream Management, LLC Its: General Partner

	By:	/s/ JOHN D. CHANDLER

	Name:	John D. Chandler
	Title:	Chief Financial Officer, Vice President and Treasurer

MAGELLAN MIDSTREAM MANAGEMENT, LLC

	By:	/s/ JOHN D. CHANDLER

	Name:	John D. Chandler
	Title:	Chief Financial Officer, Vice President and Treasurer

CARLYLE/RIVERSTONE MLP HOLDINGS, L.P.

By:	Carlyle/Riverstone Energy Partners II, L.P. Its: General Partner

	By:	C/R Energy GP II, LLC Its: General Partner

	By:	/s/ PIERRE F. LAPEYRE, JR.

	Name:	Pierre F. Lapeyre, Jr.
	Title:	Managing Director

CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.

By:	C/R Energy GP II, LLC Its: General Partner

	By:	/s/ PIERRE F. LAPEYRE, JR.

	Name:	Pierre F. Lapeyre, Jr.
	Title:	Managing Director

C/R ENERGY GP II, LLC

	By:	/s/ PIERRE F. LAPEYRE, JR.

	Name:	Pierre F. Lapeyre, Jr.
	Title:	Managing Director

RIVERSTONE HOLDINGS, LLC

	By:	/s/ PIERRE F. LAPEYRE, JR.

	Name:	Pierre F. Lapeyre, Jr.
	Title:	Managing Director

CARLYLE INVESTMENT MANAGEMENT, L.L.C.

By:	TC Group, L.L.C. Its: Managing Member

	By:	TCG Holdings, L.L.C. Its: Managing Member

	By:	/s/ DANIEL A. D’ANIELLO

	Name:	Daniel A. D’Aniello
	Title:	Managing Director

TCG HOLDINGS, L.L.C.

	By:	/s/ DANIEL A. D’ANIELLO

	Name:	Daniel A. D’Aniello
	Title:	Managing Director

TC GROUP, L.L.C.

By:	TCG Holdings, L.L.C. Its: Managing Member

	By:	/s/ DANIEL A. D’ANIELLO

	Name:	Daniel A. D’Aniello
	Title:	Managing Director

MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

By:	Madison Dearborn Partners IV, L.P. Its: General Partner

	By:	Madison Dearborn Partners, L.L.C. Its: General Partner

	By:	/s/ JUSTIN S. HUSCHER

	Name:	Justin S. Huscher
	Title:	Managing Director

MADISON DEARBORN PARTNERS IV, L.P.

By:	Madison Dearborn Partners, L.L.C. Its: General Partner

	By:	/s/ JUSTIN S. HUSCHER

	Name:	Justin S. Huscher
	Title:	Managing Director

MADISON DEARBORN PARTNERS, L.L.C.

	By:	/s/ JUSTIN S. HUSCHER

	Name:	Justin S. Huscher
	Title:	Managing Director

Schedule A

The text of first paragraph of Schedule A is hereby amended by deleting the words “WEG Acquisition Management, LLC” replacing them with “Magellan Midstream Management, LLC (formerly WEG Acquisition Management, LLC)” and by deleting the words “WEG Acquisitions, L.P.” and replacing them with “Magellan Midstream Holdings, L.P. (formerly WEG Acquisitions, L.P.)”.